Exhibit 99.1





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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

[GRAPHIC OMITTED]       Guangshen Railway Company Limited
(a joint stock limited company incorporated in the People's Republic of China)
                       ANNOUNCEMENT OF RESOLUTIONS PASSED
                         AT THE ANNUAL GENERAL MEETING
                   FOR THE YEAR 2002 AND CHANGE OF DIRECTORS
The annual general meeting ("AGM") for the year 2002 of Guangshen Railway Company Limited (the "Company") was held on Tuesday, 10th June 2003, 9:00 a.m. at the Conference Room, 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China (the "PRC").
The AGM was lawfully constituted and each of the following resolutions was passed as an ordinary resolution at the AGM: --
1 The work report of the Board of Directors of the Company for the year 2002 was approved;
2 The work report of the Supervisory Committee of the Company for the year 2002 was approved;
3    The audited financial statements of the Company for the year 2002 were approved;
4 The Company's proposed profit distribution plan for the year 2002 was approved as follows:
     (1) Pursuant to the articles of association of the Company and the PRC's "Notice of Issues Relating to Profit Distribution of Trial Enterprises to be Listed on the Overseas Stock Markets", the lower of the after-tax profit as shown in the financial statements prepared in accordance with the PRC accounting standards and international accounting standards shall be adopted when the Company distributes its after-tax profit for the fiscal year. Therefore, the Company's profit attributable to shareholders for the year 2002 was Renminbi ("RMB") 615,010,000.
     (2) Pursuant to relevant PRC regulations, the Company maintains revenue reserves based on the audits conducted in compliance with PRC auditing standards. Hence, RMB57,613,000, and RMB28,806,000, representing 10% and 5% of the results of such audits respectively, will be set aside as statutory surplus reserve and statutory public welfare fund, respectively.
     (3) A final cash dividend of RMB0.10 per share will be distributed to holder of the Company's domestic shares and all the shareholders whose names appeared on the register of H-share shareholders of the Company maintained by Hong Kong Registrars Limited on 11th May 2003.
          The Company would like to make the following explanation in respect of the payment of the Company's final dividends to holders of H shares:
          (a) Dividends payable to holders of H shares are calculated in RMB and paid in Hong Kong dollars based on the following formula:
               Final Dividends in       The RMB value of the final dividends
                                    =   ----------------------------------------
               Hong Kong Dollars        The average closing exchange rate of RMB
                                        to Hong Kong dollars as quoted by the
                                        People's Bank of China for the calendar
                                        week preceding the date on which the
                                        dividend was declared
               In respect of the Company's final dividends for the year 2002 to be paid to holders of H shares, the average closing exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividends were declared (which was 10th June 2003) was RMB1 to HK$0.9424. Therefore, the dividends per H share of the Company, being RMB0.10, will be HK$0.09424.
          (b) The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent ("Receiving Agent") of the holders of H shares in Hong Kong to receive on behalf of the holders of H shares in Hong Kong dividends declared in respect of the H shares and to hold the same pending payment in trust for the holders of H shares. Dividends payable to holders of H shares will be paid by the Receiving Agent and dispatched by Hong Kong Registrars Limited on or before 10th July 2003. Dividends distributed to the holders of H shares by post will be posted at the risk of the recipients;
5    The Company's budget for 2003 was approved;
6 The appointment of Pan-China (Schinda) Certified Public Accountants as the Company's auditors for 2003 was approved, and the Board of Directors and its audit committee were authorised to fix their remunerations;
7 The appointment of PricewaterhouseCoopers, Certified Public Accountants as the Company's international auditors for 2003 was approved, and the Board of Directors and its audit committee were authorised to fix their remunerations;
8 The cessation of Mr Jiang Linyang as a director of the Company with effect from the close of the AGM was approved;
9 The cessation of Mr Li Daihua as a director of the Company with effect from the close of the AGM was approved;
10 The cessation of Mr Wu Yiquan as a director of the Company with effect from the close of the AGM was approved;
11 The cessation of Mr Shen Jun as a director of the Company with effect from the close of the AGM was approved;
12 The appointment of Mr Wu Junguang as a new director of the Company with effect from the close of the AGM was approved;
13 The appointment of Mr Feng Qifu as a new director of the Company with effect from the close of the AGM was approved;
14 The appointment of Mr Hu Lingling as a new director of the Company with effect from the close of the AGM was approved; and
15 The appointment of Mr Wen Weiming as a new director of the Company with effect from the close of the AGM was approved.
On 10th June 2003, the third session of the board of directors of the Company convened the fifth meeting. Mr Wu Junguang was elected as the Chairman of the Company.
Biography of New Directors
Wu Junguang, aged 54, is the General Manager of Guangzhou Railway (Group) Company (the "Parent Company"). Mr Wu graduated from South China Normal University [CHINESE TEXT OMITTED]. Since 1964, he had served in various managerial positions to the position of general manager in Guangzhou Railway Sub-administration (the predecessor of Yangcheng Railway Company) and Yangcheng Railway Company. He has served as the General Manager of the Parent Company from April 2002 until now.
Feng Qifu, aged 54, is the General Manager of the Company. Mr. Feng graduated from [CHINESE TEXT OMITTED] (Guangdong Cadres Management College) and is an economist. He has been working in the railway industry for more than 30 years. Since 1993, Mr. Feng had served as the Assistant to General Manager of the Parent Company, the General Manager of Changsha Railway Company and the Deputy General Manager of the Parent Company. Mr. Feng joined the Company on 30 April 2003 and was appointed as the General Manager of the Company by the Board of Directors of the Company on 8 May 2003.
Hu Lingling, aged 39, is the Director of the Transportation Department of the Parent Company. Mr Hu graduated from Changsha Railway Institute [CHINESE TEXT OMITTED] and is an engineer. He had served in various positions such as the Deputy Chief Engineer and Deputy Stationmaster of Shaoguan Station of Yangcheng Railway Company and Deputy Chief Engineer and Deputy General Manager of Yangcheng Railway Company. He has served as the Director of the Transportation Department of the Parent Company since May 2001.
Wen Weiming, aged 40, is the Deputy Director of the Finance Department of the Parent Company. Mr Wen graduated from [CHINESE TEXT OMITTED] (Guangzhou Railway Worker College) and is an accountant. He had worked on matters relating to railway finance for more than 10 years. He had served in various positions such as the Director of the Accounting and Finance Department and the Chief Accountant of the Diversified Businesses Sub-section of Yancheng Railway Company and the Director of the Finance Sub-section of Yangcheng Railway Company. He has served as the Deputy Director of the Finance Department of the Parent Company since May 2001.
                                                 By order of the Board
                                           Guangshen Railway Company Limited
                                                     Wu Junguang
                                                       Chairman

Shenzhen, the PRC
10th June 2003